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                           June 5, 2020

       Barbara Wood
       General Counsel
       SELLAS Life Sciences Group, Inc.
       15 West 38th St., 10th Floor
       New York, NY 10018

                                                        Re: SELLAS Life
Sciences Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 29, 2020
                                                            File No. 333-238799

       Dear Ms. Wood:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at (202) 551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Daniel Bagliebter